FOUNTAIN COLONY VENTURES, INC.
                                1621 Altivo Way
                             Los Angeles, CA 90026
                    Tel. (818) 980-0929 Fax. (818) 980-8746



December 8, 1999


The Securities and Exchange Commission
Washington, D.C.  20549


Att. Ms. Goldie B. Walker
-------------------------


Dear Ms. Walker:

Re:  Fountain Colony Ventures, Inc.
     Registration Statement on Form 10-SB
     File No. 33-27230 filed on November 24, 1999

Further to our telephone conversation on December 3, 1999, this letter serves to request a formal withdrawal of the above captioned Registration Statement.

As I stated during our conversation, the Registrant (the "Company"), through its predecessor entity, Argyle Funding, Incorporated, filed a Registration Statement on Form S-18 with the Securities and Exchange Commission. The Registration Statement was declared effective on May 5, 1989. The Company ceased reporting during 1991. The Company recommenced filing with a Form 10-KSB for the fiscal year ending September 30, 1997 and filed a Form 10-KSB for the fiscal year ended September 30, 1998. During the fiscal year 1999, the Company filed quarterly statements on Form 10-QSB for the periods ending December 31, 1998, March 31, 1999, and June 30, 1999. The Form 10-KSB for the fiscal year ending September 30, 1999 has been filed.

In telephone conversations with Mr. Michael Coco of your office, Mr. Coco took the view that the Company is current in its reporting and therefore, it was not necessary for the Registrant to have filed a Registration Statement on Form 10-SB. Accordingly, the Company now seeks to withdraw this filing.

Thank you, in advance, for your assistance in this matter.

Yours truly,


/s/ Patrick C. Brooks
---------------------
Patrick C. Brooks
President


copy:  Michael Coco, Esquire, Securities and Exchange Commission
       Mr. Patrick J. Mc Naughton, Equitrade Securities Corporation

                         FOUNTAIN COLONY VENTURES, INC.
                                1621 Altivo Way
                             Los Angeles, CA 90026
                    Tel. (818) 980-0929 Fax. (818) 980-8746




December 8, 1999


The Securities and Exchange Commission
Washington, D.C.  20549


Att. Michael Coco, Esquire
--------------------------


Dear Mr. Coco:

Re:  Fountain Colony Ventures, Inc.
     Registration Statement on Form 10-SB
     File No. 33-27230 filed on November 24, 1999

Further to our telephone conversation on November 24, 1999, I have written to the Securities and Exchange Commission requesting the withdrawal of the Registration Statement on Form 10-SB filed by the Registrant on November 24, 1999. A copy of this correspondence is being forwarded to you.

I appreciated the opportunity you afforded us to have discussed the reporting status of this Company with the Securities and Exchange Commission. Thank you.

Yours truly,


/s/ Patrick C. Brooks
---------------------
Patrick C. Brooks
President


copy:  Mr. Patrick J. Mc Naughton, Equitrade Securities Corporation